EXHIBIT 99.2

July 22, 2026

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

Re:         Orla Mining Ltd. (the “Company”)

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of shareholders of the Company held on July 22, 2026 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, the Company advises of the following voting results obtained at the Meeting:

The shareholders of the Company present in person or represented by proxy at the Meeting passed a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement under Section 192 of the Canada Business Corporations Act (British Columbia) involving the Company and Equinox Gold Corp. pursuant to an arrangement agreement dated May 12, 2026 between the parties.

The shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting voted by way of ballot on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
299,503,671	99.91%	263,709	0.09%

Yours sincerely,

Orla Mining Ltd.

Jason Simpson

President, Chief Executive Officer and Director